UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated February 19, 2019: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2018 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2019

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2018 Results

Monaco – February 19, 2019 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve months period ended December 31, 2018.

Summary of Fourth Quarter 2018 Results

•

Net revenues for the fourth quarter of 2018 increased by 24% to $52.6 million from $42.4 million during the same period in 2017.

•

Net income for the fourth quarter of 2018 was $9.5 million as compared to a net loss of $86.6 million, during the same period in 2017. Adjusted net income1 for the fourth quarter of 2018 was $9.8 million as compared to $5.5 million, during the same period in 2017.

•

EBITDA2 for the fourth quarter of 2018 was $28.9 million as compared to a loss of $68.1 million during the same period in 2017. Adjusted EBITDA3 for the fourth quarter of 2018 increased by 22% to $29.1 million from $23.9 million during the same period in 2017.

•

Earnings per share4 and Adjusted earnings per share4 for the fourth quarter of 2018 were $0.07 and $0.07 respectively, calculated on a weighted average number of 102,100,829 shares, compared to a Loss per share4 of $0.88 and Adjusted earnings per share of $0.02 during the same period in 2017, calculated on a weighted average number of 101,531,352 shares.

Summary of Twelve-Months Ended December 31, 2018 Results

•

Net revenues for the twelve months of 2018 increased by 31% to $193.2 million from $148.0 million during the same period in 2017.

•

Net income for the twelve months of 2018 was $27.7 million as compared to a net loss of $84.7 million, during the same period in 2017. Adjusted net income for the twelve months of 2018 was $28.4 million as compared to Adjusted net loss of $1.7 million, during the same period in 2017.

•

EBITDA for the twelve months of 2018 amounted to $102.3 million as compared to loss of $8.4 million during the same period in 2017. Adjusted EBITDA for the twelve months of 2018 increased by 38% to $103.1 million as compared to $74.7 million during the same period in 2017.

•

Earnings per share and Adjusted earnings per share for the twelve months of 2018 were $0.16 and $0.17, respectively, calculated on a weighted average number of 101,604,339 shares, as compared to Loss per share and Adjusted loss per share of $0.98 and $0.16 respectively, during the same period in 2017, calculated on a weighted average number of 100,932,876 shares.

•

•

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense,gain/(loss) on foreign currency, impairment loss and gain on debt extinguishment. See Table 2.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 2.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense,gain/(loss) on foreign currency, impairment loss and gain on debt extinguishment. See Table 2.

4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income/(loss) and Adjusted Net income/(loss) less preferred  dividend and preferred deemed dividend divided by the weighted average number of shares respectively. See Table 2.

Common Stock Repurchase Program

As of February 14, 2019, the Company had purchased and cancelled 1,677,194 shares of the Company’s common stock pursuant to previously announced repurchase program, which has been terminated.

Fleet and Employment Profile

In November 2018, the Company entered into a Memorandum of Agreement with an unaffiliated seller to acquire a Japanese built, dry-bulk, Post-Panamax class, resale, newbuild vessel, expected to be delivered within the first half of 2020. The Company has the option to finance up to 50% of the purchase price of the vessel through the periodic issuance of the Company’s common stock to the seller. In November 2018, the Company exercised its option and issued 1,441,048 shares of common stock of the Company to the seller, to finance the first instalment of the purchase price of the vessel. Any such common stock issued by the Company is subject to a restriction on transfer for a period of six months from the date of such issuance.

As of February 14, 2019, our operational fleet comprised of 41 drybulk vessels, 11 of which are eco-design, having an average age of 8.5 years and an aggregate carrying capacity of 3.8 million dwt. Our fleet consists of 14 Panamax class vessels, 10 Kamsarmax class vessels, 13 post- Panamax class vessels and 4 Capesize class vessels, all built from 2003 onwards.

Set out below is a table showing the Company’s vessels and their contracted employment as of February 14, 2019:

Vessel Name	DWT	Year Built	Country of construction	Gross Charter Rate [USD/day][1]	Charter Duration[2]
Panamax
Maria	76,000	2003	Japan	$4,750	February 2019	February 2019
Koulitsa	76,900	2003	Japan	$12,500	January 2019	May 2019
Paraskevi	74,300	2003	Japan	$12,750	December 2018	April 2019
Vassos	76,000	2004	Japan	$7,935	February 2019	July 2019
Katerina	76,000	2004	Japan	$9,000	May 2018	March 2019
Maritsa	76,000	2005	Japan	$4,034	January 2019	March 2019
Efrossini	75,000	2012	Japan	$8,750	February 2019	April 2019
Zoe	75,000	2013	Japan	$8,200 $9,100	November 2017 February 2019	February 2019 July 2019
Kypros Land	77,100	2014	Japan	$5,873	February 2019	March 2019
Kypros Sea	77,100	2014	Japan	$13,900 $13,850	August 2018 April 2019	April 2019 December 2019
Kypros Bravery	78,000	2015	Japan	$14,200	September 2018	May 2019
Kypros Sky	77,100	2015	Japan
Kypros Loyalty	78,000	2015	Japan	$12,850 $13,850	January 2018 March 2019	March 2019 November 2019
Kypros Spirit	78,000	2016	Japan	$10,536	February 2019	April 2019
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	$14,500	April 2018	April 2019
Pedhoulas Trader	82,300	2006	Japan	$9,400	February 2019	April 2019
Pedhoulas Leader	82,300	2007	Japan	$9,083	February 2019	June 2019
Pedhoulas Commander	83,700	2008	Japan	$14,150	June 2018	April 2019
Pedhoulas Builder	81,600	2012	China	$9,900	June 2018	August 2019
Pedhoulas Fighter	81,600	2012	China	$13,000	July 2018	March 2019
Pedhoulas Farmer [3]	81,600	2012	China	$12,750	December 2018	April 2019
Pedhoulas Cherry	82,000	2015	China	$15,250	October 2018	February 2019
Pedhoulas Rose [3]	82,000	2017	China	$10,000	March 2018	May 2019
Pedhoulas Cedrus	81,800	2018	Japan	$15,500	June 2018	April 2019
Post-Panamax
Marina	87,000	2006	Japan	$14,500	November 2018	June 2019
Xenia	87,000	2006	Japan	$12,500	June 2018	June 2019
Sophia	87,000	2007	Japan	$14,400	November 2018	April 2019
Eleni	87,000	2008	Japan	$14,950	January 2019	June 2019
Martine	87,000	2009	Japan	$6,054	February 2019	March 2019
Andreas K	92,000	2009	South Korea	$3,137	February 2019	March 2019
Panayiota K	92,000	2010	South Korea	$13,750	August 2018	May 2019
Agios Spyridonas	92,000	2010	South Korea	$13,950	January 2019	February 2019
Venus Heritage	95,800	2010	Japan	$13,200	November 2017	March 2019
Venus History	95,800	2011	Japan	$14,750	January 2018	April 2019
Venus Horizon	95,800	2012	Japan	$14,500	January 2019	May 2019
Troodos Sun	85,000	2016	Japan	$15,950	March 2018	February 2019
Troodos Air	85,000	2016	Japan	$12,500	May 2018	April 2019
Capesize
Mount Troodos	181,400	2009	Japan	BCI+3.5%[4]	November 2018	September 2019
Kanaris	178,100	2010	China	$26,562[5]	September 2011	June 2031
Pelopidas	176,000	2011	China	$38,000	January 2012	January 2022
Lake Despina	181,400	2014	Japan	$24,376[6]	January 2014	January 2024
Total dwt of existing fleet	3,777,000
Orderbook
TBN	85,000	1H 2020	Japan

1.

Charter rate is the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In case a charter agreement provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. In case of voyage charters the charter rate represents revenue recognized on a pro-rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

2.

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of February 14, 2019, the scheduled start date.  The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

3.

Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favour of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase price.

4.

A period time charter at a gross daily charter rate linked to the Baltic Capesize Index (“BCI”) plus a premium.

5.

Charterer agreed to reimburse us for part of the cost of the scrubber and BWTS to be installed on the vessel, which is recorded by increasing the recognised daily charter rate by $634 over the remaining tenor of the time charter party.

6.

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged.  The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of February 14, 2019 was:

2019 (remaining)	33%
2019 (full year)	41%
2020	7%
2021	7%

Order book, newbuilds capital expenditure requirements and liquidity

As of December 31, 2018, the remaining order book of the Company consisted of one Post-Panamax class vessel with scheduled delivery date in the first half of 2020 and aggregate remaining capital expenditure of $30.4 million of which $7.0 million is payable within 2019 and $23.4 million is payable within 2020. The Company has the option to finance up to $13.2 million of the remaining capital expenditure of the vessel through the periodic issuance of the Company’s common stock to the seller.

As of December 31, 2018, we had liquidity of $92.5 million consisting of $81.8 million in cash and bank time deposits, $10.7 million in restricted cash.

As of February 14, 2019, we had liquidity of $94.4 million consisting of $84.0 million in cash and bank time deposits and $10.4 million in restricted cash, while orderbook and capital expenditure requirements remained unchanged since year end 2018.

Leverage

As of December 31, 2018, our consolidated leverage5, representing total consolidated liabilities divided by total consolidated market adjusted assets, was 56% versus 60% as of December 31, 2017.

The debt repayment schedule as of February 14, 2019, following the conclusion of all formal arrangements in connection to the previously announced refinancings, is presented in Table 1:

5 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated market adjusted assets. Total consolidated market adjusted  assets are based on the market value of all vessels (before scrubber installation), owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Table 1: Repayment Schedule on an annual basis

($ in millions)

	2019	2020	2021	2022	2023	2024	2025	2026	2027	TOTAL
Repayment schedule as of February 14, 2019	35.5	62.9	81.5	83.1	72.3	193.8	32.9	1.3	14.4	577.7

Update on Dry-docking schedule, Ballast Water Treatment System and Scrubbers installation

As of February 14, 2019, the Company has installed Ballast Water Treatment System (“BWTS”) in eight vessels. During 2019, we expect to install BWTS in 12 vessels concurrently with their dry-docking or scrubber installation.

As of February 14, 2019, the Company has completed the detailed engineering study for scrubber installation for five vessels and is in the final stage of completion, within the first quarter of 2019, of the study for another eight vessels. During 2019, we expect to install scrubbers in 19 vessels, the majority concurrently with their dry-docking, targeting to install four in the second quarter, nine in the third quarter and six in the fourth quarter of 2019.

During 2020, we expect to install an additional scrubber on one of our Capes chartered under a long period time charter at the request of the charterer, the cost of which will be reimbursed by the charterer.

The anticipated aggregate down time per quarter is approximately zero days, 191 days, 315 days and 210 days for the first, second, third and fourth quarter of 2019 respectively.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the fourth quarter of 2018. The Company had 102,564,901 shares of common stock issued and outstanding as of February 14, 2019, having cancelled 1,790,270 treasury shares acquired through buy back programs.

The Company declared in January 2019 a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from October 30, 2018 to January 29, 2019, which was paid on January 30, 2019 to the respective shareholders of record as of January 23, 2019.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ‘‘We closed 2018 profitably, having refinanced a large portion of our debt, targeting smooth debt profile for the next five years and gradual deleverage. We acquired one second-hand vessel and one resale newbuild for 2020 and bought back one vessel under sale and lease back agreement. We implement BWTS investments. In view of IMO 2020 sulphur cap regulation we are installing scrubbers in about half of our fleet during 2019, while we have selected to compete on the basis of vessels’ fuel consumption for the remaining part of our fleet. Since the beginning of 2019 the charter market has shown material weakness amid trade-war concerns, disruption of trade patterns and seasonality. Overall we remain confident that our Company is well positioned ahead of uncertainties and opportunities that the present environment will offer.’’

Conference Call

On Tuesday, February 19, 2019 at 9:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until February 28, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2018 Results

Net income for the fourth quarter of 2018 amounted to $9.5 million compared to net loss of $86.6 million during the same period in 2017, mainly due to the following factors:

Net revenues: Net revenues increased by 24% to $52.6 million for the fourth quarter of 2018, compared to $42.4 million for the same period in 2017, mainly as a result of improvement in charter rates and to a lesser extent an increase in the average number of vessels. The Company operated 41.00 vessels on average during the fourth quarter of 2018, earning a Time Charter Equivalent (“TCE”) rate6, representing charter revenues net of commissions and voyage expenses divided by the number of available days, of $13,875, compared to 38.04 vessels and a TCE rate of $11,944 during the same period in 2017.

Vessel operating expenses: Vessel operating expenses increased by 20% to $16.4 million for the fourth quarter of 2018 compared to $13.7 million for the same period in 2017, mainly as a result of: i) 8%  increase in average number of vessels to 41.00 vessels for the fourth quarter of 2018, compared to 38.04 vessels for the same period in 2017, ii) expense of $0.9 million related to three dry-dockings fully completed and one dry-docking partially completed during the fourth quarter of 2018, compared to zero for the same period in 2017, iii) pre-delivery expenses of $0.05 million for the fourth quarter of 2018, compared to $0.1 million for the same period in 2017 and iv) increased maintenance, general stores, and spares. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Vessel operating expenses excluding vessel dry-docking and pre-delivery costs increased by 14% to $15.5 million for the fourth quarter of 2018, compared to $13.6 million for the same period in 2017. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses  within vessel operating expenses costs and present these separately.

Depreciation: Depreciation decreased by 4% to $12.5 million for the fourth quarter of 2018, compared to $13.0 million for the same period in 2017, as a result of the lower cost basis of four of our vessels following the impairment recorded on December 31, 2017, partly offset by the increase in the vessel ownership days during the fourth quarter of 2018.

Interest expense: Interest expense increased to $6.7 million in the fourth quarter of 2018 compared to $5.6 million for the same period in 2017, as a result of the increased USD LIBOR7 affecting the weighted average interest rate of our loans and credit facilities, notwithstanding the decrease in our weighted average indebtedness.

Voyage expenses: Voyage expenses increased to $1.5 million for the fourth quarter of 2018 compared to $0.6 million for the same period in 2017, as a result of increased vessel repositioning expenses caused by higher fuel prices.

Impairment loss: Consistent with prior periods, for the fourth quarter of 2018 we reviewed all our vessels for impairment and none were found to be impaired. We had recorded an impairment charge of $91.3 million for the fourth quarter of 2017, as a result of writing down four of our vessels to their estimated fair market value. Impairment charge is a non-cash item.

Daily vessel operating expense8: Daily vessel operating expenses which are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period, increased by 11% to $4,353 for the fourth quarter of 2018 compared to $3,914 for the same period in 2017 due to the increase of vessel operating expenses discussed above. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 6% to $4,109 for the fourth quarter of 2018 compared to $3,887 for the same period in 2017.

Daily general and administrative expenses8: Daily general and administrative expenses, which include management fees payable to our Managers9, increased by 18% to $1,384 for the fourth quarter of 2018, compared to $1,175 for the same period in 2017, mainly due to increased management fees charged by our Managers.

6 See Table 3.

7 London interbank offered rate.

8 See Table 3.

9 Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2017	2018	2017	2018
REVENUES:
Revenues	44,101	54,946	154,040	201,548
Commissions	(1,723)	(2,373)	(6,008)	(8,357)
Net revenues	42,378	52,573	148,032	193,191
EXPENSES:
Voyage expenses	(573)	(1,458)	(3,932)	(6,378)
Vessel operating expenses	(13,699)	(16,418)	(52,794)	(63,512)
Depreciation	(12,981)	(12,518)	(51,424)	(48,067)
General and administrative expenses	(4,114)	(5,221)	(16,118)	(19,242)
Loss on sale of assets	—	—	(120)	—
Other operating expense	—	—	(390)	—
Early redelivery cost	(996)	—	(1,263)	(105)
Impairment loss	(91,293)	—	(91,293)
Operating (loss)/income	(81,278)	16,958	(69,302)	55,887
OTHER (EXPENSE) / INCOME:
Interest expense	(5,558)	(6,680)	(23,224)	(25,713)
Other finance (cost)/income	(103)	(338)	7,651	(973)
Interest income	193	236	799	929
Gain on derivatives	21	—	72	18
Foreign currency gain/(loss)	237	(213)	1,782	(670)
Amortization and write-off of deferred finance charges	(72)	(426)	(2,457)	(1,794)
Net (loss)/income	(86,560)	9,537	(84,679)	27,684
Less Preferred dividend	2,940	2,873	12,316	11,384
Less Preferred deemed dividend	—	—	2,146	—
Net (loss)/income available to common shareholders	(89,500)	6,664	(99,141)	16,300
(Loss)/Earnings per share basic and diluted	(0.88)	0.07	(0.98)	0.16
Weighted average number of shares	101,531,352	102,100,829	100,932,876	101,604,339

	Twelve-Months Period Ended December 31,
	2017	2018
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	50.1	85.4
Net cash used in investing activities	(39.6)	(63.7)
Net cash used in financing activities	(47.0)	(15.6)
Net (decrease)/increase in cash and cash equivalents and restricted cash	(36.5)	6.1

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2017	December 31, 2018
ASSETS
Cash, time deposits, and restricted cash	60,016	82,084
Other current assets	19,070	19,178
Vessels, net	942,876	955,291
Advances for vessels	3,653	8,596
Restricted cash non-current	8,651	10,401
Other non-current assets	831	649
Total assets	1,035,097	1,076,199
LIABILITIES AND EQUITY
Current portion of long-term debt	25,588	36,185
Other current liabilities	11,345	18,421
Long-term debt, net of current portion	541,816	538,508
Other non-current liabilities	—	253
Mezzanine equity	—	16,998
Shareholders’ equity	456,348	465,834
Total liabilities and equity	1,035,097	1,076,199

TABLE 2

RECONCILIATION OF ADJUSTED NET INCOME/(LOSS), EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2017	2018	2017	2018
Net (Loss)/Income - Adjusted Net Income/(Loss)
Net (Loss)/Income	(86,560)	9,537	(84,679)	27,684
Plus Loss on sale of assets	—	—	120	—
Less Gain on derivatives	(21)	—	(72)	(18)
Plus Foreign currency (gain)/loss	(237)	213	(1,782)	670
Plus Early redelivery cost	996	—	1,263	105
Plus Other operating expense	—	—	390	—
Plus Impairment loss	91,293	—	91,293	—
Less Gain on debt extinguishment	—	—	(8,189)	—
Adjusted Net income/(loss)	5,471	9,750	(1,656)	28,441

EBITDA - Adjusted EBITDA
Net (loss)/income	(86,560)	9,537	(84,679)	27,684
Plus Net Interest expense	5,365	6,444	22,425	24,784
Plus Depreciation	12,981	12,518	51,424	48,067
Plus Amortization	72	426	2,457	1,794
EBITDA	(68,142)	28,925	(8,373)	102,329
Plus Loss on sale of assets	—	—	120	—
Plus Early redelivery cost	996	—	1,263	105
Plus Other Operating expense	—	—	390	—
Less Gain on derivatives	(21)	—	(72)	(18)
Plus Foreign currency (gain)/loss	(237)	213	(1,782)	670
Plus Impairment loss	91,293	—	91,293	—
Less Gain on debt extinguishment	—	—	(8,189)	—
ADJUSTED EBITDA	23,889	29,138	74,650	103,086
(Loss)/Earnings per share
Net (Loss)/income	(86,560)	9,537	(84,679)	27,684
Less Preferred dividend	2,940	2,873	12,316	11,384
Less Preferred deemed dividend	—	—	2,146	—
Net (Loss)/income available to common shareholders	(89,500)	6,664	(99,141)	16,300
Weighted average number of shares	101,531,352	102,100,829	100,932,876	101,604,339
(Loss)/Earnings per share	(0.88)	0.07	(0.98)	0.16
Adjusted Earnings/(Loss) per share
Adjusted Net Income/(Loss)	5,471	9,750	(1,656)	28,441
Less Preferred dividend	2,940	2,873	12,316	11,384
Less Deemed dividend	—	—	2,146	—
Adjusted Net income/(loss) available to common shareholders	2,531	6,877	(16,118)	17,057
Weighted average number of shares	101,531,352	102,100,829	100,932,876	101,604,339
Adjusted Earnings/(Loss) per share	0.02	0.07	(0.16)	0.17

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US GAAP.

- EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense,  gain/(loss) on foreign currency, impairment loss and gain on debt extinguishment.

- Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense,  gain/(loss) on foreign currency, impairment loss and gain on debt extinguishment.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analysing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense, gain/(loss) on foreign currency impairment loss and gain on debt extinguishment, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net income/(loss) generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives, early redelivery cost, other operating expense,  gain/(loss) on foreign currency, impairment loss and gain on debt extinguishment, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 3: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2017	2018	2017	2018
FLEET DATA
Number of vessels at period’s end	39	41	39	41
Average age of fleet (in years)	7.51	8.33	7.51	8.33
Ownership days (1)	3,500	3,772	13,858	14,568
Available days (2)	3,500	3,684	13,788	14,258
Operating days (3)	3,492	3,642	13,673	14,075
Fleet utilization (4)	99.8%	96.6%	98.7%	96.6%
Average number of vessels in the period (5)	38.04	41.00	37.97	39.91
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$11,944	$13,875	$10,451	$13,102
Daily vessel operating expenses (7)	3,914	4,353	3,810	4,360
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (8)	3,887	4,109	3,731	4,141
Daily general and administrative expenses (9)	1,175	1,384	1,163	1,321
TIME CHARTER EQUIVALENT RATE RECONCILIATION
Revenues	$ 44,101	$54,946	$154,040	$201,548
Less commissions	(1,723)	(2,373)	(6,008)	(8,357)
Less voyage expenses	(573)	(1,458)	(3,932)	(6,378)
Time charter equivalent revenue	$ 41,805	$ 51,115	$ 144,100	$ 186,813
Available days (2)	3,500	3,684	13,788	14,258
Time charter equivalent rate (6)	$ 11,944	$ 13,875	$ 10,451	$ 13,102

______

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(7)

Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(8)

Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. This measure assists our management and investors by increasing the comparability of our performance from period to period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(9)

Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com